FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission File Number 1-3970

HARSCO CORPORATION SAVINGS PLAN
(Full title of the Plan)

                HARSCO CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

350 Poplar Church Road
               Camp Hill, PA  17011
(Address of principal executive office)

Telephone - (717) 763-7064

 HARSCO CORPORATION SAVINGS PLAN

INDEX TO

FORM 11-K ANNUAL REPORT
_______________

Form 11-K
Pages

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits -
December 31, 2007 and December 31, 2006	4

Statement of Changes in Net Assets Available for Benefits -
For the Year Ended December 31, 2007	5

Notes to Financial Statements	6-13

Supplemental Schedule:
Schedule of Assets (Held at End of Year) - Schedule H, Line 4(i)*	14-15

Exhibits:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*	Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrative Committee of
the Harsco Corporation Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Corporation Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The schedule of assets held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 30, 2008

HARSCO CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

Assets
	December 31	December 31
	2007	2006

Participant directed investments, at fair value	$157,310	$135,961

Contributions Receivable:

Employer’s	202	26

Participants’	138	102

Total contribution receivables	340	128

Dividends Receivable	280	323

Net assets available for benefits	$157,930	$136,412

The accompanying notes are an integral part of the financial statements.

HARSCO CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

For the Year Ended December 31, 2007

Additions:

Investment income:

Net appreciation in the fair value of investments	$40,292

Dividends	4,083

Interest – money market fund	454

Interest - participant loans	374

Total investment income	45,203

Contributions:
Employer’s	1,652

Participants’	4,521

Total contributions	6,173

Total additions	51,376

Deductions:
Withdrawals	19,726

Net transfers out to HRSIP due to employee classification change (See Note 1)	10,132

Net increase in net assets available for benefits	21,518

Net assets available for benefits:

December 31, 2006	136,412

December 31, 2007	$157,930

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	General Description of Plan:

General

The following description of the Harsco Corporation Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”).

As of January 1, 2005, all U.S. hourly and Air-X-Changers salaried employees who are employed by Harsco Corporation (the “Company”) or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by this Plan, are deemed “Eligible Employees.”  Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees’ eligibility to participate in the Plan.  Prior to January 1, 2005, in addition to hourly employees, eligible employees also included all U.S. employees (including officers) who received a stated weekly, monthly, or annual rate of compensation.  New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

Throughout the year, employees are transferred to various positions within the Company, which may result in a transfer between various retirement plans.  This is shown as “Net transfers out to HRSIP due to employee classification change,” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period.  Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company.  The participant shall designate what percentage of such contributions will be “Pre-Tax Contributions” and what percentage will be “After-Tax Contributions.”  A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations.  In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the IRS code which was $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively, for participants under 50 years of age.  For participants who

NOTES TO FINANCIAL STATEMENTS, continued

1.	General Description of Plan: (continued)

turned 50 on or before the end of the calendar year, the pretax limit was $20,500 and $20,000 in 2007 and 2006, respectively, as a result of an additional $5,000 of “catch-up contributions” allowed by law in 2006.  Pre-Tax Contributions shall constitute a reduction in the participant’s taxable income for purposes of Section 401(k) of the Code.  After-Tax Contributions will be considered to be the participant’s contributions to the Plan and shall not constitute a reduction in the participant’s taxable income for the purposes of Section 401(k) of the Code.

Pursuant to the Plan, the Company will make contributions in cash to the trustee for the account of each participant in an amount equal to 50% of the first 6% of such participant’s compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions.  These contributions are referred to as “Company Matching Contributions”.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s Matching Accounts is based on years of vesting service.  A participant is 100% vested after three years of credited service.

Administration

The Company pays administrative fees related to maintaining the Plan as a whole.  Fees for investment management, which include recordkeeper fees, are subtracted from fund performance reported by each fund.  Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant.  Transfers in and out of the Harsco Corporation Common Stock Fund are assessed a $0.03 commission per share transferred.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000.  Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund.  The participant may choose the loan repayment period, not to exceed five years.  However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant’s principal residence.  The loans are collateralized only by the portion of the participant’s account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.  Interest rates on outstanding loans, based on the trustee’s prime rate plus one percent, ranged from 4.25% to 10.5% at December 31, 2007.  Principal and interest is paid ratably through payroll deductions.

NOTES TO FINANCIAL STATEMENTS, continued

1.	General Description of Plan: (continued)

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options.  The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to restore accounts, to pay Plan fees and expenses, and to reduce the amount of future Company matching contributions as directed by the Plan Administrator.

Investment Options

The Plan, comprised of participant directed contributions, contains the following investment options:

(1)
Harsco Corporation Common Stock Fund – a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(2)	American Funds EuroPacific Growth Fund – a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

(3)	American Funds Growth Fund of America – a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

(4)
Dodge & Cox Stock Fund – a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund’s secondary objective is to achieve a reasonable current income.

(5)
Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund – a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  The fund seeks to provide above average current income and long-term capital appreciation.

(6)	Neuberger Berman Genesis Fund – a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

(7)
PIMCO Total Return Fund – a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.  The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

NOTES TO FINANCIAL STATEMENTS, continued

1.	General Description of Plan: (continued)

(8)
Putnam Bond Index Fund – a fund consisting of a sample of securities included in the Lehman Brothers Aggregate Bond Index.  The fund’s goal is to achieve a return, before the assessment of any fees that closely approximates the index.

(9)
Putnam Income Fund – a fund seeking high current income consistent with what Putnam management believes to be prudent risk.  The fund includes principally investments in bonds and other debt securities.  Bonds include both corporate and government bonds.

(10)
Putnam Money Market Fund – a fund seeking as high a rate of current income as Putnam’s management believes is consistent with preservation of capital and maintenance of liquidity.  The fund consists of short-term high-quality money market securities.  Investments in this fund are neither insured nor guaranteed by the U.S. government.

(11)	Putnam New Opportunities Fund – a fund consisting primarily of investments in common stock of U.S. companies within certain industry groups that Putnam management believes have high growth potential.

(12)	Vanguard Institutional Index Fund – a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

(13)
CRM Mid Cap Value Fund – a fund seeking long-term capital appreciation.  The fund normally invests at least 80% of its total assets in a diversified portfolio of equity or equity-related securities including common and preferred stocks of companies that have a market capitalization equal to those of companies in the Russell Midcap Value Index and those publicly traded on a U.S. securities market.

(14)
Thornburg Core Growth Fund – a fund consisting primarily of investments in domestic equity securities selected for their growth potential.  However, the fund may own a variety of securities including foreign equity securities and debt securities.

(15)
T. Rowe Price Retirement Funds (2005-2055) – a series of funds employing an asset allocation strategy based on investors’ projected retirement year.  The fund invests in a combination of T. Rowe Price mutual funds representing different types of stocks and bonds.

The Plan provides for various investment options as described above.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTES TO FINANCIAL STATEMENTS, continued

1.	General Description of Plan: (continued)

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder.  In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested.  Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation:

The Harsco Corporation Common Stock Fund is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year.  Shares in mutual funds are valued at net asset value, which represents fair value.  Putnam Bond Index Fund is a collective trust which is stated at unit value.  Cash, which represents funds held until purchases of common stock are completed, is stated at fair value.  Participant loans are valued at their outstanding balance which approximates fair value.

Payment of Benefits:

Benefit payments to participants are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS, continued

2.	Summary of Significant Accounting Policies: (continued)

Income Recognition:

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The purchase and sale of investments are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.  Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions.

Forfeitures:

Participant withdrawals prior to their full vesting in the Plan result in forfeitures, which are used to reduce the amount of future Company matching contributions.  In 2007 and 2006, forfeited amounts of $57,968 and $60,064, respectively, were used to offset Company matching contributions, while $13,312 and $6,221 remained in a money market fund at December 31, 2007 and 2006, respectively, to be used to offset future Company matching contributions.

3.	Investments:

The following table separately identifies those investments which represent five percent or more of the Plan’s net assets at December 31, 2007 with comparable information for 2006:

(in thousands)	December 31	December 31
	2007	2006

Harsco Corporation Common Stock Fund	$91,959	$65,239

Vanguard Institutional Index Fund	11,159	13,048

Putnam Money Market Fund	10,385	10,594

Other	43,807	47,080

	$157,310	$135,961

NOTES TO FINANCIAL STATEMENTS, continued

3.	Investments: (continued)

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $40,292 as follows:

(in thousands)

Common stock	$26,719
Mutual funds	13,573
$40,292

4.	Related-Party Transactions:

Certain Plan investments are shares of mutual funds managed by Putnam Investments.  Putnam Investments is a sister company of Mercer Human Resource Services which is the trustee and record keeper for the plan.  Transactions in these funds qualify as party-in-interest transactions.

Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions.  The Plan purchased $12,545,523 and sold $20,065,391 of Company stock during the year ended December 31, 2007.

5.	Plan Amendments:

January 1, 2006, the Plan was amended to allow for profit sharing contributions to groups of employees as either required under collective bargaining agreements or as determined by the Board, to permit profit sharing contributions to be available for loans as required under collective bargaining agreements, to permit expanded safe harbor hardship withdrawals for funeral and casualty expenses and expedited hardship withdrawals for certain participants impacted by the effects of Hurricane Katrina, to suspend contributions for six months following hardship withdrawals, to comply with the requirement that Non-Discrimination Testing procedures must be included in the Plan document, and to grant to the Benefits Committee to adopt Plan amendments which are needed due to regulatory changes and which have no substantial adverse financial impact upon the Employer of the Plan.

Effective April 1, 2007, the Plan was amended to include Patterson-Kelley hourly-paid union clerical employees in the plan provided that the employee meets the Plan’s other eligibility requirements.  Each Plan year the Company will make a Company profit sharing contribution equal to 2% of the Compensation paid to the Patterson-Kelley hourly-paid union clerical employee for the previous calendar year.  For purposes of determining the amount for the Plan year ended December 31, 2007, the contribution will be based on the compensation paid to the employee for the period beginning April 1, 2007 and ending December 31, 2007.  This contribution will be made provided that the Patterson-Kelley Company earns at least $1.00 of profit for the 2007 calendar year.

NOTES TO FINANCIAL STATEMENTS, continued

6.	Tax Status:

The Company received a determination letter from the IRS on May 15, 2003, that the Plan, as amended March 28, 2003, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).  The determination letter renewed the IRS’s previous favorable determination made on December 26, 2000.  During January 2007, the Plan and all amendments to date were submitted to the IRS for a new determination letter.  At the time of this report, the new determination letter has not been received, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

7.	Risks and Uncertainties:

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes, could materially affect the amounts reported in the statements of net assets available for benefits.

8.	Accounting Pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 “Fair Value Measurements” (SFAS 157).  The standard defines fair value, outlines a framework for measuring fair value and details the required disclosures about fair value measurements.  The standard is effective for fiscal years beginning after November 15, 2007.  The Company is currently in the process of evaluating the adoption of SFAS 157 and does not believe there will be a material impact on the financial statements of the Plan.

9.	Subsequent Events:

Plan assets at December 31, 2007, included the assets of Plan participants which were employees of a divested operating segment of the Company.  The operating segment was divested in December 2007.  In January 2008, the fair value of these assets of $11,573,643, were transferred out of the Plan to a qualified trust of the acquiring company.

HARSCO CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500

December 31, 2007
(dollars in thousands)

(a) Party In Interest	(b) & (c) Identity of Issue and Description of Investment	(d) Current Value

*	Common Stock: Harsco Corp. Common Stock, par value $	$91,959

*	Participant Loans (1)	4,269

	Mutual Funds: Vanguard Institutional Index Fund	11,159

*	Putnam Money Market	10,385

*	Putnam New Opportunities Fund	4,783

	American Europacific Growth Fund	5,504

	Neuberger Berman Genesis Trust Fund	3,154

*	Putnam Income Fund	1,360

	PIMCO Total Return Fund	1,509

	Dodge & Cox Stock Fund	4,086
	Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund	1,023

	Growth Fund of America	6,980

	CRM Mid Cap Value Fund	445

	Thornburg Core Growth Fund	129

*	Putnam Bond Index Fund	182

	T Rowe Price Retirement Income	1,338

	T Rowe Price Retirement 2005	3

	T Rowe Price Retirement 2010	1,356

	T Rowe Price Retirement 2015	2,071

	T Rowe Price Retirement 2020	2,112

	T Rowe Price Retirement 2025	1,564

	T Rowe Price Retirement 2030	800

	T Rowe Price Retirement 2035	487

HARSCO CORPORATION SAVINGS PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500
(Continued)

December 31, 2007
(dollars in thousands)

(a) Party In Interest	(b) & (c) Identity of Issue and Description of Investment	(d) Current Value

T Rowe Price Retirement 2040	427

T Rowe Price Retirement 2045	195

T Rowe Price Retirement 2050	21

T Rowe Price Retirement 2055	9

Total Mutual Funds	61,082

Total Assets Held for Investment Purposes	$157,310

*      Represents party in interest
(1) Participant Loans range up to 15 years to maturity and interest rates on these loans ranged from 4.25% to 10.5%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HARSCO CORPORATION SAVINGS PLAN

By:	/S/ Mark E. Kimmel
Mark E. Kimmel
General Counsel & Corporate Secretary

June 30, 2008